================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           _________________________

                                   FORM 11-K



                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           _________________________



(Mark One):


[_] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the year ended ____________________.

                                       OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from June 1, 1993 to December 31, 1993.

Commission file number 33-30357

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                CDI Corporation-Michigan Retirement Savings Plan
                              28000 Dequindre Road
                             Warren, Michigan 48092

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                                   CDI CORP.
                         1717 Arch Street, 35th Floor
                             Philadelphia, PA 19103

                          Exhibit Index is on Page 16

                              REQUIRED INFORMATION

     Item 4 - In lieu of the financial reporting requirements of Items 1-3 of Form 11-K, the CDI Corporation-Michigan Retirement Savings Plan (the "Plan"), a tax-qualified retirement plan subject to the provisions of Title I and II of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), is furnishing financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The following table of contents lists the financial statements and schedules furnished in this Form 11-K.

                               Table of Contents
                               -----------------

Description                                                             Page
- - - -----------                                                             ----
Independent Auditors' Report.....................................         3

Statements of Net Assets Available for Plan Benefits.............       4-5

Statements of Changes in Net Assets Available for Plan Benefits..       6-7

Notes to Financial Statements....................................      8-10

                                                                    Schedule
                                                                    --------
Schedule of Assets Held for Investment Purposes..................         1

Schedule of Reportable Transactions..............................         2

Schedule of Transactions with Parties in Interest................         3

All other schedules required by ERISA are inapplicable and have therefore been omitted.

[LETTERHEAD OF PEAT MARWICK LLP APPEARS HERE]


                          Independent Auditors' Report
                          ----------------------------


The Board of Directors
CDI Corporation Michigan Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation-Michigan Retirement Savings Plan (Plan) as of December 31, 1993, and May 31, 1993, and the related statements of changes in net assets available for plan benefits for the seven-month period ended December 31, 1993, and the year ended May 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993, and May 31, 1993, and the changes in net assets available for plan benefits for the seven months ended December 31, 1993, and the year ended May 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1, 2, and 3 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the statements of net assets available for plan benefits and the statements of changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

                                                    /s/ KPMG Peat Marwick LLP


September 2, 1994

                           CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits
                      December 31, 1993, and May 31, 1993



                                                                           December 31, 1993
                                    ---------------------------------------------------------------------------------------------

                                     Guaranteed                   CDI                   Asset        U.S.
                                      Interest                   Stock     Magellan    Manager   Equity Index    Loan
                                        Fund       Contrafund    Fund        Fund       Fund      Portfolio      Fund       Total
                                        ----       ----------    ----        ----       ----      ---------      ----       -----

Assets:
  Investments at contract value:
   Guaranteed interest contracts      $17,560,047        -         -          -          -             -           -      17,560,047

   Loans to participants                   -             -         -          -          -             -       2,057,515   2,057,515

  Investments at fair value:
   Common stock                            -          615,637  1,811,515  10,963,817     -          3,533,938      -      16,924,907

   Bonds and short-term fixed
    instruments                            -             -         -          -       2,748,186        -           -       2,748,186

                                      -----------     -------  ---------  ----------  ---------     ---------  ---------  ----------

           Total investments           17,560,047     615,637  1,811,515  10,963,817  2,748,186     3,533,938  2,057,515  39,290,655

                                      -----------     -------  ---------  ----------  ---------     ---------  ---------  ----------


Receivables:
  Employer contributions                      205           4         12          97         48            36      -             402

  Participant contributions                35,752       2,823      4,234      30,577     10,349        10,349      -          94,084

                                      -----------     -------  ---------  ----------  ---------     ---------  ---------  ----------


           Total receivables               35,957       2,827      4,246      30,674     10,397        10,385      -          94,486

                                      -----------     -------  ---------  ----------  ---------     ---------  ---------  ----------


           Total assets                17,596,004     618,464  1,815,761  10,994,491  2,758,583     3,544,323  2,057,515  39,385,141


Liabilities:
  Loans requested and due to plan
   participants                            36,120         445        168      12,575      5,927           165      -          55,400

                                      -----------     -------  ---------  ----------  ---------     ---------  ---------  ----------

           Net assets available
            for plan benefits         $17,559,884     618,019  1,815,593  10,981,916  2,752,656     3,544,158  2,057,515  39,329,741

                                      ===========     =======  =========  ==========  =========     =========  =========  ==========


                           CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
        Statements of Net Assets Available for Plan Benefits, Continued
                      December 31, 1993, and May 31, 1993



                                                                             May 31, 1993
                                          -------------------------------------------------------------------------------
                                           Guaranteed      CDI                  Asset        U.S.
                                            Interest      Stock    Magellan    Manager   Equity Index    Loan
                                              Fund        Fund       Fund       Fund      Portfolio      Fund       Total
                                              ----        ----       ----       ----      ---------      ----       -----
Assets:
  Investments at contract value:
   Guaranteed interest contracts           $17,074,038      -          -          -             -          -      17,074,038
   Loans to participants                        -           -          -          -             -      1,965,042   1,965,042
  Investments at fair value:
   Common stock                                 -       1,173,169  8,886,201      -         3,229,731      -      13,289,101
   Bonds and short-term fixed
    instruments                                 -           -          -      2,047,606         -          -       2,047,606
                                           -----------  ---------  ---------  ---------     ---------  ---------  ----------
           Total investments                17,074,038  1,173,169  8,886,201  2,047,606     3,229,731  1,965,042  34,375,787
                                           -----------  ---------  ---------  ---------     ---------  ---------  ----------

Receivables:
  Employer contributions                           446         29        232         82            92      -             881
  Participant contributions                    107,771     12,758     85,391     26,551        29,308      -         261,779
                                           -----------  ---------  ---------  ---------     ---------  ---------  ----------

           Total receivables                   108,217     12,787     85,623     26,633        29,400      -         262,660
                                           -----------  ---------  ---------  ---------     ---------  ---------  ----------

           Total assets                     17,182,255  1,185,956  8,971,824  2,074,239     3,259,131  1,965,042  34,638,447

Liabilities:
  Loans requested and due to plan
   participants                                 75,838      -         13,059      8,578           225      -          97,700
                                           -----------  ---------  ---------  ---------     ---------  ---------  ----------
           Net assets available for
            plan benefits                  $17,106,417  1,185,956  8,958,765  2,065,661     3,258,906  1,965,042  34,540,747
                                           ===========  =========  =========  =========     =========  =========  ==========

                           CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
        Statements of Changes in Net Assets Available for Plan Benefits
       Seven months ended December 31, 1993, and year ended May 31, 1993



                                                                       December 31, 1993
                             ---------------------------------------------------------------------------------------------------
                                                                                                  U.S.
                               Guaranteed                    CDI                     Asset       Equity
                                Interest                    Stock      Magellan     Manager       Index        Loan
                                  Fund       Contrafund      Fund        Fund         Fund      Portfolio      Fund        Total
                                  ----       -----------     ----        ----         ----      ---------      ----        -----
Additions:
  Investment income:
   Dividends and interest      $   691,715       41,353       4,225      631,924     136,675       99,500       -        1,605,392
   Net appreciation
    (depreciation) in fair
    value of investments            -           (15,020)    747,105      240,311     147,863       70,340       -        1,190,599
                               -----------      -------   ---------   ----------   ---------    ---------   ---------   ----------

           Total
            investment
            income                 691,715       26,333     751,330      872,235     284,538      169,840       -        2,795,991
                               -----------      -------   ---------   ----------   ---------    ---------   ---------   ----------

  Participant contributions      1,634,734      138,308     189,705    1,386,154     462,028      461,692       -        4,272,621
  Employer contributions            33,914        5,456       6,089       35,362      11,925       11,523       -          104,269
  Forfeitures used for
   employer contributions          (58,225)        -           -           -           -            -           -          (58,225)

  Forfeitures                       15,740         -         (1,382)      (8,488)     (2,548)      (3,322)      -            -
  Loan repayments                  293,038       18,518      33,047      159,725      35,335       45,546    (585,209)       -
                               -----------      -------   ---------   ----------   ---------    ---------   ---------   ----------

           Total additions       2,610,916      188,615     978,789    2,444,988     791,278      685,279    (585,209)   7,114,656
                               -----------      -------   ---------   ----------   ---------    ---------   ---------   ----------

Deductions:
  Benefits paid to
   participants                  1,043,555        5,483     146,012      564,235     164,985      178,374       -        2,102,644
  Loans to participants            586,915        7,098       2,920      204,372      96,125        3,270    (900,700)       -
  Loans forgiven as
   benefit to employee              -              -           -           -           -            -         223,018      223,018
                               -----------      -------   ---------   ----------   ---------    ---------   ---------   ----------
           Total deductions      1,630,470       12,581     148,932      768,607     261,110      181,644    (677,682)   2,325,662
                               -----------      -------   ---------   ----------   ---------    ---------   ---------   ----------

Interfund transfers               (526,979)     441,985    (200,220)     346,770     156,827     (218,383)      -            -
                               -----------      -------   ---------   ----------   ---------    ---------   ---------   ----------

           Increase in net
            assets available
            for plan benefits      453,467      618,019     629,637    2,023,151     686,995      285,252      92,473    4,788,994

Net assets available for
 plan benefits:
  Beginning of period           17,106,417         -      1,185,956    8,958,765   2,065,661    3,258,906   1,965,042   34,540,747
                               -----------      -------   ---------   ----------   ---------    ---------   ---------   ----------

  End of period                $17,559,884      618,019   1,815,593   10,981,916   2,752,656    3,544,158   2,057,515   39,329,741
                               ===========      =======   =========   ==========   =========    =========   =========   ==========

                           CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
   Statements of Changes in Net Assets Available for Plan Benefits, Continued
       Seven months ended December 31, 1993, and year ended May 31, 1993



                                                                               May 31, 1993
                                          ------------------------------------------------------------------------------------
                                           Guaranteed       CDI                   Asset        U.S.
                                            Interest       Stock     Magellan    Manager   Equity Index     Loan
                                              Fund          Fund       Fund       Fund      Portfolio       Fund         Total
                                              ----          ----       ----       ----      ---------       ----         -----
Additions:
  Investment income:
   Dividends and interest                  $ 1,192,167       7,966     971,733     90,136        97,252       -        2,359,254
   Net appreciation (depreciation) in
    fair value of investments                   -         (103,509)    473,105    154,925       221,756       -          746,277
                                           -----------   ---------   ---------  ---------     ---------  ----------   ----------
           Total investment income           1,192,167     (95,543)  1,444,838    245,061       319,008       -        3,105,531

Participant contributions                    2,651,599     296,396   1,847,455    566,889       621,653       -        5,983,992
Employer contributions                          33,184       3,631      22,011      8,635         9,588       -           77,049
Forfeitures used for employer
 contributions                                 (50,314)      -           -          -             -           -          (50,314)
Loan repayments                                458,701      48,971     210,266     51,699        59,245    (828,882)      -
                                           -----------   ---------   ---------  ---------     ---------  ----------   ----------
           Total additions                   4,285,337     253,455   3,524,570    872,284     1,009,494    (828,882)   9,116,258
                                           -----------   ---------   ---------  ---------     ---------  ----------   ----------

Deductions:
  Benefits paid to participants              1,724,181      88,256   1,049,558    226,601       259,089       -        3,347,685
  Loans to participants                        746,934      40,521     261,700     47,705        92,823  (1,189,683)      -
  Loans forgiven as benefit to employee         -            -           -          -             -         121,408      121,408
                                           -----------   ---------   ---------  ---------     ---------  ----------   ----------
           Total deductions                  2,471,115     128,777   1,311,258    274,306       351,912  (1,068,275)   3,469,093
                                           -----------   ---------   ---------  ---------     ---------  ----------   ----------

Interfund transfers                           (171,844)    (15,683)     31,456    155,691           380      -            -
                                           -----------   ---------   ---------  ---------     ---------  ----------   ----------

           Increase in net assets
            available for plan benefits      1,642,378     108,995   2,244,768    753,669       657,962     239,393    5,647,165

Net assets available for plan benefits:
  Beginning of period                       15,464,039   1,076,961   6,713,997  1,311,992     2,600,944   1,725,649   28,893,582
                                           -----------   ---------   ---------  ---------     ---------  ----------   ----------
  End of period                            $17,106,417   1,185,956   8,958,765  2,065,661     3,258,906   1,965,042   34,540,747
                                           ===========   =========   =========  =========     =========  ==========   ==========

                           CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
                         Notes to Financial Statements
                      December 31, 1993, and May 31, 1993



(1)  Description of the Plan
     -----------------------

     The following description of the CDI Corporation-Michigan Retirement Savings Plan (Plan) is provided for general information purposes only. Reference should be made to the plan agreement for more complete information. The Plan became effective June 1, 1984, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan is a defined contribution plan, commonly referred to as a 401(k) plan, available to substantially all of the hourly and salaried employees of CDI Corporation-Michigan and certain affiliated companies (the Company). Employees are eligible to participate upon reaching age 21 and completing 13 consecutive weeks of employment.

     Under the terms of the agreement with the Company, each participant's account is credited with the participant's voluntary contribution, the Company's matching contribution (note 3), and a proportionate share of the Plan's earnings. Participants are fully vested at all times in their voluntary contributions plus the actual earnings thereon. Employer contributions and earnings thereon vest at death, normal retirement, or 25 percent per full year of employment.

     Upon termination of service, including retirement, a participant may receive a lump-sum distribution after the next monthly valuation date. A participant who is not 100 percent vested forfeits employer contributions. Forfeitures may be used to offset future employer contributions.

     The Plan was amended effective June 1, 1988, to allow participants to borrow against their vested account balances up to 50 percent of the sum of the vested portion of amounts held in the participant's account, as long as a participant's loans, from whatever source, do not exceed $50,000. All loans shall be repaid within five years unless otherwise approved by the board of directors. Loans bear a fixed rate of interest equal to the prime rate quoted by the plan administrator on the loan request date.

(2)  Significant Accounting Policies
     -------------------------------

     Basis of Presentation
     ---------------------

     The accompanying financial statements have been prepared on the accrual basis.

     Valuation of Investments
     ------------------------

     Guaranteed interest funds are stated at cost plus accrued interest; all other investments are stated at fair market value as determined by quoted market prices.

     Administrative Expenses
     -----------------------

     Costs of plan administration, such as investment fees and expenses, and other administrative expenses, were paid by the Plan for the seven months ended December 31, 1993, and the year ended May 31, 1993.

                           CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
                   Notes to Financial Statements, Continued



(3)  Contributions
     -------------

     Participants may elect to contribute between 1 percent and 20 percent of their annual compensation, subject to maximum annual tax-deferred limitations established by the Internal Revenue Service. The Company matches 60 percent of each participant's contribution up to an annual maximum match of $375. As of April 6, 1992, the Company's board of directors elected to suspend the Company's matching contribution indefinitely.

(4)  Termination
     -----------

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to provisions of ERISA. In the event of termination, all matching nonvested contributions immediately vest, and participants will receive a lump-sum distribution of the balance in their individual accounts.

(5)  Investment Funds
     ----------------

     Participants direct their accounts to be invested in various investment funds. The following is a description of the investment funds available during the year:


        Fund                             Description
        ----                             -----------
Guaranteed Interest Fund     Contracts with insurance companies at a specified
                              rate of return
Contrafund                   Common stock of growth companies
CDI Stock Fund               CDI Corporation common stock
Magellan Fund                Common stocks selected for their growth potential
                              rather than for their income
Asset Manager Fund           Bonds and short-term fixed income instruments
U.S. Equity Index Portfolio  Common stocks from Standard and Poor's "500"
                              Average


The following summarizes the information included in the Plan's financial statements and supplemental schedules:



                                                                       December 31, 1993                  May 31, 1993
            Identity of                    Description of         ---------------------------         --------------------
              Issuer                         Investment           Market Value           Cost        Market Value     Cost
              ------                         ----------           ------------           ----        ------------     ----
Fidelity Management Trust Company     Guaranteed Interest Fund     $17,560,047         17,560,045    17,074,038    17,074,038
Fidelity Management Trust Company     Contrafund                       615,637            631,035         -             -
Fidelity Management Trust Company     CDI Stock Fund                 1,811,515          1,292,556     1,173,169     1,344,026
Fidelity Management Trust Company     Magellan Fund                 10,963,817         10,209,485     8,886,201     8,268,403
Fidelity Management Trust Company     Asset Manager Fund             2,748,186          2,402,795     2,047,606     1,806,694
Fidelity Management Trust Company     U.S. Equity Index Portfolio    3,533,938          3,032,030     3,229,731     2,751,569
                                      Loan Fund                      2,057,515          2,057,515     1,965,042     1,965,042
                                                                    ----------         ----------    ----------    ----------
                                                                   $39,290,655         37,185,461    34,375,787    33,209,772
                                                                    ==========         ==========    ==========    ==========

                           CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
                   Notes to Financial Statements, Continued



(6)  Tax Status
     ----------
     The Internal Revenue Service, in a letter dated November 24, 1986, determined that the Plan met the requirements of section 401(a) of the Internal Revenue Code and was exempt from federal income tax under section 501(a) of the Code. The Plan has been amended subsequent to that date. Although a more recent determination letter has not yet been received, it is the opinion of the plan administrator that the Plan, as amended, continues to be qualified under section 401(a) of the Internal Revenue Code.

(7)  Related Party
     -------------
     Effective October 1, 1989, participants could contribute to the CDI Stock Fund, which invests in the publicly traded common stock of CDI Corporation, the parent company of CDI Corporation-Michigan.

                                                                      Schedule 1
                                                                      ----------


                            CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
           Schedule of Assets Held for Investment Purposes - Item 27a
                               December 31, 1993

                                                                                                    Market
  Description of Investment                 Fund Manager                  Shares         Cost        Value
  -------------------------                -------------                  ------        -----        -----
Guaranteed Interest Fund           Fidelity Management Trust Company    17,560,045   $17,560,045  17,560,047

Contrafund                         Fidelity Management Trust Company        19,962       631,035     615,637

CDI Stock Fund                     Fidelity Management Trust Company       144,921     1,292,556   1,811,515

Magellan Fund                      Fidelity Management Trust Company       154,747    10,209,485  10,963,817

Asset Manager Fund                 Fidelity Management Trust Company       178,453     2,402,795   2,748,186

U.S. Equity Index Portfolio        Fidelity Management Trust Company       204,629     3,032,030   3,533,938

Loan Fund                                                                    -         2,057,515   2,057,515
                                                                                     -----------  ----------
                                                                                     $37,185,461  39,290,655
                                                                                     ===========  ==========

The above investments include both original contributions and reinvestments of dividends and interest.

                                                                      Schedule 2
                                                                      ----------


                            CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
                 Schedule of Reportable Transactions - Item 27d
                      Seven months ended December 31, 1993


                                             Purchases                         Sales
                                         ----------------       --------------------------------------
                                          # of                   # of                Selling     Gain    Expenses
Broker                                   Shares      Cost       Shares      Cost      Price     (Loss)   Incurred
- - - ------                                   ------      ----       ------      ----      -----     ------   --------
Fidelity Management Trust Company:
  Guaranteed Interest Fund             3,057,961  $3,057,961  2,571,952  $2,571,952  2,571,952      -       -
  Contrafund                              20,656     653,348        693      22,313     22,691      378     -
  CDI stock                               33,825     320,265     42,763     371,736    429,025   57,289     -
  Magellan Fund                           41,741   2,994,331     16,078   1,053,249  1,157,026  103,777     -
  Asset Manager Fund                      66,800   1,002,290     30,344     406,189    449,573   43,384     -
  U.S. Equity Index Portfolio             39,607     678,069     26,084     397,607    444,201   46,594     -

                                                                      Schedule 3
                                                                      ----------


                           CDI CORPORATION-MICHIGAN
                            RETIREMENT SAVINGS PLAN
         Schedule of Transactions with Parties in Interest - Item 27e
                     Seven months ended December 31, 1993


                                             Purchases                   Sales
                                           ---------------     --------------------------
                                  # of               # of                Selling    Gain    Expenses
Identity/Relationship            Shares    Cost     Shares     Cost       Price    (Loss)   Incurred
- - - ---------------------            ------    ----     ------     ----       -----    ------   --------
CDI stock/parent company stock   33,825   $320,265   42,763   $371,736   429,025   57,289      -

                                    EXHIBITS

Exhibit Number                                   Description
- - - --------------                                   -----------

   23                                            Consent of Independent Auditors

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this transition report to be signed on its behalf by the undersigned hereunto duly authorized.


                              CDI CORPORATION-MICHIGAN RETIREMENT SAVINGS PLAN



DATE: September 22, 1994               /s/ James A. Quire
                                      --------------------------------------
                                      James A. Quire
                                      Plan Administrator



DATE: September 22, 1994               /s/ Martin Szymanski
                                      --------------------------------------
                                      Martin Szymanski
                                      Plan Administrator



DATE: September 22, 1994               /s/ Michael McGrath
                                      --------------------------------------
                                      Michael McGrath
                                      Plan Administrator

                                 EXHIBIT INDEX

Exhibit Number                                   Description
- - - --------------                                   -----------

   23                                            Consent of Independent Auditors